Exhibit 99.51

AUSTPRO ENERGY CORPORATION

Consolidated Financial Statements
(Expressed in Canadian Dollars)

For the Years Ended June 30, 2021 and 2020

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Austpro Energy Corporation

Opinion

We have audited the accompanying financial statements of Austpro Energy Corporation (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2021 and 2020, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficiency), and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 of the consolidated financial statements, which indicates that as of June 30, 2021, the Company has insufficient liquidity to meet its operational requirements for the next fiscal year. As stated in Note 1, these events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Erez Bahar.

Vancouver, Canada	Chartered Professional Accountants

October 26, 2021

AUSTPRO ENERGY CORPORATION

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	June 30,	June 30,
	2021	2020
Assets
Current Assets
Cash	$5,299	$13,864
GST receivable	27,419	16,355
Total Assets	$32,718	$30,219

Liabilities and Shareholders’ Deficiency
Current Liabilities
Accounts payable and accrued liabilities (Note 4)	$141,127	$86,735
Promissory notes payable (Note 5,9)	53,760	-
	194,887	86,735

Shareholders’ Deficiency
Share capital (Note 6)	4,057,242	3,925,242
Share-based payment reserve (Note 6)	211,495	211,495
Deficit	(4,430,906)	(4,193,253)
	(162,169)	(56,516)
Total Liabilities and Shareholders’ Deficiency	$32,718	$30,219

Nature and continuance of operations (Note 1)

Subsequent events (Note 11)

Approved on behalf of the Board on October 26, 2021:

“Ben Samaroo”	“Dean Sutton”
Ben Samaroo – Director/CEO	Dean Sutton – Director

The accompanying notes are an integral part of these consolidated financial statements

AUSTPRO ENERGY CORPORATION

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	For the years ended
	June 30
	2021	2020
Expenses
Finance expense (Note 5,9)	$2,284	$-
General and administrative	2,042	1,291
Professional fees	190,030	117,073
Rent	24,000	23,736
Transfer agent and filing fees	19,297	11,650
Net loss and comprehensive loss	$(237,653)	$(153,750)

Weighted average number of common shares outstanding - basic and diluted[1]	1,658,421	1,574,160

Basic and diluted loss per share	$(0.14)	$(0.10)

1On August 25, 2021, the Company completed a consolidation of the Company’s shares on an 8.727 old for 1 new share basis. All share and per share information has been retroactively adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these consolidated financial statements

AUSTPRO ENERGY CORPORATION

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in Canadian dollars)

	Number of Common Shares[1]	Share Capital	Share-based Payment Reserve	Deficit	Total Shareholders' Equity (Deficiency)
Balance, June 30, 2019	1,574,160	$3,925,242	$211,495	$(4,039,503)	$97,234
Loss for the year	-	-	-	(153,750)	(153,750)
Balance, June 30, 2020	1,574,160	$3,925,242	$211,495	$(4,193,253)	$(56,516)

Balance, June 30, 2020	1,574,160	$3,925,242	$211,495	$(4,193,253)	$(56,516)
Private placement (Note 6)	126,046	132,000	-	-	132,000
Loss for the year	-	-	-	(237,653)	(237,653)
Balance, June 30, 2021	1,700,206	$4,057,242	$211,495	$(4,430,906)	$(162,169)

1On August 25, 2021, the Company completed a consolidation of the Company’s shares on an 8.727 old for 1 new share basis. All share and per share information has been retroactively adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these consolidated financial statements

AUSTPRO ENERGY CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the years ended June 30,
	2021	2020
Cash (used in) / provided by:

Operating Activities:
Loss for the year	$(237,653)	$(153,750)
Item not affecting cash:
Finance expense	2,284	-
Changes in non-cash working capital items:
GST receivable	(11,064)	(7,471)
Accounts payables and accrued liabilities	54,392	67,057
Prepaid expenses	-	5,626
Net cash used in operating activities	(192,041)	(88,538)

Financing Activities:
Promissory notes payable	93,000	-
Promissory notes repayment	(41,524)	-
Issuance of common shares	132,000	-
Net cash provided by financing activities	183,476	-

Change in cash for the year	(8,565)	(88,538)

Cash, beginning of the year	13,864	102,402

Cash, end of the year	$5,299	$13,864

Supplemental cash flow information:
Interest paid	$736	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Austpro Energy Corporation (name changed to WonderFi Technologies Inc. on August 25, 2021) (the “Company”) is a public company and its shares were listed on the NEX Board of the TSX Venture Exchange (“TSXV”). As of August 19, 2021 in connection with the transaction with DeFi Ventures Inc. (“DeFi”) (Note 11), the Company’s shares were delisted from the TSXV and on August 20, 2021 were listed on the NEO Exchange. The Company was incorporated under the Business Corporations Act (British Columbia) on November 1, 1990. On August 25, 2021, the Company changed its name from Austpro Energy Corporation to WonderFi Technologies Inc. See Note 11 for details of the Company’s principal business activity. The Company’s head office is located at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, B.C. V7X 1T2 and its registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8.

On April 26, 2021, the Company incorporated 1302107 B.C. Ltd. for the purpose of the transaction with DeFi (Note 11).

On August 25, 2021, the Company completed a consolidation of the Company’s shares on an 8.727 old for 1 new share basis. All share and per share information has been retroactively adjusted to reflect the share consolidation.

As of June 30, 2021, the Company has no sources of revenue, and its primary operation is the identification and evaluation of a new business opportunity for the purpose of acquisition or participation. As of June 30, 2021, the Company has insufficient liquidity to meet its operational requirements for the next fiscal year. These uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. See Note 11 for details of the Company’s transaction with DeFi.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. These consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. To date, COVID-19 has not had an adverse impact on the Company.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION AND STATEMENT OF COMPLIANCE

Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

These consolidated financial statements were reviewed and authorized for issue by Board of Directors on October 26, 2021.

Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit or loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

Principles of consolidation

These consolidated financial statements include accounts of the Company and the following subsidiary:

Name of subsidiary	Country of incorporation	Percentage ownership	Principal activity
1302107 B.C. Ltd.	Canada	100%	Dormant(1)

(1) Subsidiary was incorporated for the purpose of the transaction with DeFi (Note 11) and was dormant for the year.

All intercompany balances and transactions have been eliminated on consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Critical Accounting Estimates (continued)

Information about significant areas of estimation uncertainty considered by management in preparing the financial statements is described below:

i.	Share-based payments

The fair value of stock options granted is measured using Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and risk- free interest rate. These estimates will impact the valuation of share-based payments which are recognized.

ii.	Deferred income tax

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period.

However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the Company is likely to recognize their recovery from the generation of taxable income.

b.	Critical Accounting Judgments

The information about significant areas of judgment considered by management in preparing the financial statements is described below:

i.	Going concern

The assessment of the Company's ability to continue as a going concern as discussed in Note 1 involves judgment regarding future funding available for its operations and working capital requirements.

c.	Foreign Currency Translation

Transactions and balances:

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	Foreign Currency Translation (continued)

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statement of loss and comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

d.	Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

e.	Share-Based Payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to share-based payment reserve. The fair value of options is determined using a Black–Scholes pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Any consideration paid by plan participants on the exercise of stock options is credited to share capital.

f.	Income Taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Income Taxes (continued)

Current income tax (continued):

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

g.	Financial Instrument Measurement and Valuation

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2- Inputs other than quoted prices that are observable for the assets or liability either directly or indirectly; and

•	Level 3- Inputs that are not based on observable market data.

See Note 8 for the Company’s disclosure of financial instrument measurement.

Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The determination of the classification of financial assets is made at initial recognition. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL; for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Financial Instrument Measurement and Valuation (continued) Financial assets (continued)

The Company’s accounting policy for each of the categories is as follows:

Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recognized in profit or loss.

Financial assets at FVTOCI: Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).

Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost: The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

h.	Financial Liabilities

Financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include accounts payable and accrued liabilities, and promissory notes payable.

i.	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, stock options and share purchase warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Share Capital (continued)

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing price on the measurement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded in share-based payment reserve.

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	For the years ended June 30
	2021	2020
Accounts payable	$129,127	$76,735
Accrued liabilities	12,000	10,000
Total	$141,127	$86,735

5.	PROMISSORY NOTES PAYABLE

During the year ended June 30, 2021, the Company borrowed $93,000 from The Emprise Special Opportunities Fund (2017) Limited Partnership (“Emprise LP 2017”), a significant shareholder, to fund working capital requirements through the issuance of five promissory notes (the “Notes”) (Note 9). The Notes accrue interest at a simple rate of 12% per annum and are due on demand. The Notes are unsecured. During the year ended June 30, 2021, $41,524 in principal and accrued interest was repaid, and the Company incurred $2,284 in interest expense which was recorded within finance expense.

As of June 30, 2021, the total principal balance of the Notes with accrued interest is $53,760 (June 30, 2020 - $nil).

6.	SHARE CAPITAL AND SHARE-BASED PAYMENT RESERVE

(a)	Authorized

Unlimited common shares without par value.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

6. SHARE CAPITAL AND SHARE-BASED PAYMENT RESERVE (continued)

(b)	Shares issued and outstanding

Number of Common Shares
Balance as at June 30, 2019 and 2020	1,574,160
Private placement	126,046
Balance as at June 30, 2021	1,700,206

On October 29, 2020, the Company closed a non-brokered private placement (the “Placement”) for proceeds of $132,000. This Placement consisted of 126,046 units (the “Units”) of the Company at a price of $1.05 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $1.35 per share until October 29, 2021.

On August 25, 2021, the Company completed a consolidation of the Company’s shares on an 8.727 for 1 new share basis. All share and per share information has been retroactively adjusted to reflect the share consolidation.

(c)	Stock Options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Subject to a minimum exercise price of $0.05 per share, the exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2019, 2020 and 2021	148,963	$1.75

As at June 30, 2021, stock options outstanding and exercisable are as follows:

	Number of Options			Remaining
	Outstanding and			Contractual Life
Grant Date	Exercisable	Exercise Price	Expiry Date	(Years)
December 5, 2018	148,963	$1.75	December 5, 2023	2.43
Total	148,963	$1.75		2.43

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions may have a material effect on the fair value of the Company’s stock options. There were no stocks options granted during the years ended June 30, 2021 and 2020.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

6.	SHARE CAPITAL AND SHARE-BASED PAYMENT RESERVE (continued)

(d)	Warrants

On October 29, 2020, as part of the Placement, the Company issued 126,046 share purchase warrants, with each warrant entitling the holder to acquire an additional common share at a price of $1.35 per share until October 29, 2021. These warrants had a $nil value based on the residual value method.

A summary of the Company’s warrant activity is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, as at June 30, 2019	916,695	$0.52
Expired	(916,695)	$0.52
Balance, as at June 30, 2020	-	$-
Issued	126,046	$1.35
Balance, as at June 30, 2021	126,046	$1.35

7.	CAPITAL MANAGEMENT

The Company defines capital as consisting of shareholder’s deficiency (comprised of issued share capital, share-based payment reserve and deficit). The Company’s objectives when managing capital are to support the identification and acquisition of a new business opportunity and thus the creation of shareholder value as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at June 30, 2021, the Company does not have any long-term debt outstanding and is not subject to any externally imposed capital requirements or debt covenants. There was no change to the Company’s approach to capital management during the year ended June 30, 2021.

8.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities, and promissory notes payable. Cash and GST receivable are classified as amortized cost. Accounts payable and accrued liabilities and promissory notes payable are classified as amortized cost. The fair values of these financial instruments approximate their carrying values because of their short-term nature.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

8.	FINANCIAL INSTRUMENTS (continued)

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

I.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2021, the Company had a cash balance of $5,299 (June 30, 2020 - $13,864) to settle current liabilities of $194,887 (June 30, 2020 - $86,735). All the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at June 30, 2021, the Company has no sources of revenue to fund its operating expenditures or fund any identified business acquisition and as such will likely require additional financing to accomplish the Company’s long-term strategic objectives. Future funding may be obtained by means of issuing share capital, or debt financing. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern as disclosed in Note 1.

However, despite the influx of capital subsequent to June 30, 2021 (Note 11), management believes additional funds will need to be raised in order to fund the Company for the next 12 months and to fund any identified business acquisition. Consequently, the Company is currently exposed to a significant level of liquidity risk as at June 30, 2021.

II.	Credit risk

Credit risk is the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. As at June 30, 2021, the Company had $27,419 (June 30, 2020 - $16,355) in GST receivable due from the Government of Canada and as such the Company considers its credit risk to be low.

III.	Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Interest rate risk

The Company considers it to have minimal exposure to interest rate risk as it has no interest-bearing investments, or debt with variable interest rates.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

8.	FINANCIAL INSTRUMENTS (continued)

ii.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at June 30, 2021, the Company is not exposed to currency risk.

iii.	Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

9.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

Summary of expenses incurred:

	For the years ended June 30
	2021	2020
	$	$
Finance expense (Note 5)	2,284	-

During the year ended June 30, 2021, the Company borrowed $93,000 from Emprise LP 2017, a significant shareholder, to fund working capital requirements through the issuance of the Notes (Note 5). The Notes accrue interest at a simple rate of 12% per annum and are due on demand. The Notes are unsecured. During the year ended June 30, 2021, $41,524 in principal and accrued interest was repaid, and the Company incurred $2,284 in interest expense which was recorded within finance expense. As of June 30, 2021, the total principal balance of the Notes with accrued interest is $53,760 (June 30, 2020 - $nil).

There were no related party transactions for the year ended June 30, 2020.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

10.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2021 $	2020 $
Loss for the year before income taxes	(237,653)	(153,750)
Statutory tax rate	27%	27%
Expected income tax (recovery)	(64,000)	(42,000)
Change in statutory, foreign tax, foreign exchange rates and other	(8,000)	1,000
Change in unrecognized deductible temporary differences	72,000	41,000
Total income tax expense (recovery)	-	-

The significant components of the Company’s deferred tax assets that have not been included on the statement of financial position are as follows:

	2021 $	2020 $
Deferred tax assets (liabilities)
Exploration and evaluation assets	35,000	35,000
Property and equipment	3,000	3,000
Allowable capital losses	106,000	106,000
Non-capital losses available for future periods	356,000	284,000
	500,000	428,000
Unrecognized deferred tax assets	(500,000)	(428,000)
Net deferred tax assets	-	-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the statement of financial position are as follows:

	2021	Expiry Date Range	2020	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	$130,000	No expiry date	$130,000	No expiry date
Property and equipment	12,000	No expiry date	12,000	No expiry date
Allowable capital losses	393,000	No expiry date	393,000	No expiry date
Non-capital losses available for future periods	1,320,000	2028 to 2041	1,053,000	2028 to 2040

Tax attributes are subject to review and potential adjustment by tax authorities.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

11.	SUBSEQUENT EVENTS

On each of July 12, 2021 and August 18, 2021, the Company borrowed $5,000 from Emprise LP 2017 through the issuance of unsecured promissory notes bearing interest at 12% per annum, which are due on demand.

On August 30, 2021, pursuant to a definitive amalgamation agreement dated June 3, 2021, the Company acquired (the “Acquisition”) all the issued and outstanding share capital of DeFi by way of a three-cornered amalgamation, pursuant to which DeFi and 1302107 B.C. Ltd., a newly formed subsidiary of the Company (Note 1), combined their businesses to form one corporation, WonderFi Digital Inc., a wholly-owned subsidiary of the Company.

DeFi is a private company incorporated pursuant to the laws of British Columbia on January 30, 2021. DeFi is a company actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance.

In connection with the Acquisition, on June 3, 2021, DeFi completed a subscription receipts financing of 17,715,000 subscription receipts at a price of $1.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $17,715,000. Upon closing of the Acquisition, the Subscription Receipts automatically converted to common shares of DeFi on a one for one basis.

Under the terms of the Acquisition, the 148,963 stock options and 126,046 warrants outstanding as of June 30, 2021 were cancelled, the Company completed a share consolidation on a 8.727 for 1 basis (the “Consolidation”), and shareholders of DeFi were issued an aggregate of 59,188,675 post- Consolidation common shares of the Company (the “Consideration Shares”) in exchange for DeFi Shares on a 1 for 1 basis.

Upon closing of the Acquisition, 2,014,164 DeFi stock options were exchanged for stock options of the Company, with exercise prices ranging from $0.25 to $1.05 and expiry dates ranging from March 5, 2026 to August 5, 2026, and 90,000 new stock options were granted to a director of the Company, exercisable at $1.50 per share until August 30, 2026. Additionally, 960,575 share purchase warrants issued by DeFi to the agent to the Subscription Receipts financing were exchanged for 960,575 share purchase warrants of the Company, each exercisable at $1.00 per share until June 7, 2023.

On September 13, 2021, the Company granted 60,000 stock options, each exercisable at $1.53 per share until September 13, 2024 to a consultant of the Company, and on October 1, 2021, the Company granted an aggregate of 445,000 stock options, each exercisable at $1.39 per share until October 1, 2026, to employees of the Company.

On September 10, 2021, 4,444 common shares were issued upon the exercise of stock options at $0.25 per share, and on October 1, 2021, 60,000 common shares were issued upon the exercise of stock options at $1.53 per share.

AUSTPRO ENERGY CORPORATION

Notes to the Consolidated Financial Statements

For the years ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

11.	SUBSEQUENT EVENTS (continued)

On August 30, 2021, the Company granted an aggregate of 1,730,000 restricted share units (“RSUs”) to officers of the Company. On September 21, 2021, 17,500 common shares, and on October 15, 2021, 145,000 common shares, were issued on the exercise of RSUs.

On October 15, 2021, 116,875 shares were issued upon the exercise of warrants at $1.00 per share.

On October 19, 2021, the Company granted 250,000 stock options and 100,000 RSUs to an employee of the Company. Each stock option is exercisable at $2.12 per share until October 19, 2026.

On October 26, 2021, the Company completed a bought-deal private placement of 13,520,001 units at a price of $1.95 per unit for gross proceeds of $26,364,001. In addition, the Company has granted the underwriters an option to purchase up to an additional 2,565,000 units at a price of $1.95 per unit for a period of seven days after the closing. Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share at an exercise price of $2.55 for a period of 36 months from the closing date. The underwriters received a cash commission equal up to 7% of the aggregate gross proceeds and received broker warrants equal up to 7% of the aggregate number of units issued. The Company issued 38,462 common shares as corporate finance fees in connection with the private placement.